Exhibit 99.1

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base date: 12.31.2016

(in compliance with Attachment 24 of CVM Instruction No. 480 of December 7, 2009, or “CVM Instruction 480” and following its updates)

Identification	Itaú Unibanco Holding S.A. a corporation enrolled with the Legal Entity Taxpayer’s Registry under CNPJ/MF No. 60.872.504/0001-23, with its incorporation documents duly filed with the Board of Trade of the State of São Paulo under NIRE No. 35.3.0001023-0, registered as a listed company before the Brazilian Securities Commission (“CVM”) under No. 19348 (“Bank” or “Issuer”).

Head office	The Issuer’s head office is located at Praca Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902.

Investor Relations Office	The Bank’s Investor Relations area is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Conceição – 9th floor, in the City of São Paulo, State of São Paulo. The Investor Relations Officer is Mr. Alexsandro Broedel Lopes. The phone number of the Investor Relations Department is (0xx11) 2794 3547 , fax is (0xx11) 5019 8717 and e-mail is investor.relations@itau-unibanco.com.br.

Independent Auditors of the Company	PricewaterhouseCoopers Auditores Independentes for the years ended 12/31/2016, 12/31/2015 and 12/31/2014.

Underwriter	Itaú Corretora de Valores S.A.

Shareholders Service	The Issuer’s Shareholders’ Service is provided at the branches of Itaú Unibanco S.A., of which the head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902.

Newspapers in which the Company divulges its information	Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) and Valor Econômico.

Website	https://www.itau.com.br/investor-relations Information included in the Company’s website is not an integral part of this Reference Form.

Date of last review of this Reference Form	01/12/2018

Historical resubmission

Version	Reasons for resubmission	Date of update

V2	Update in items 9.1, 12.5, 12.6, 12.7, 12.8, 12.13 and 18.7	06/12/2017

V3	Update in items 10.3, 12.5 and 12.6.	06/26/2017

V4	Update in items 10.3, 10.8, 11.1, 11.2, 12.5/12.6, 12.7, 15.1/15.2, 15.3, 15.4, 15.7, 15.8, 19.2 and 19.3.	07/31/2017

V5	Update in items 12.5/6, 12.7/8, 15.1, 15.2, 15.3, 15.4, 15.8, 19.1, 19.2, 19.3	09/12/2017

V6	Update in items 3.4, 10.3, 10.8, 12.1, 12.5/6, 12.7/8, 12.13, 15.7	10/09/2017

V7	Update in items 1.2, 1.3, 12.1, 12.5/6, 12.7/8, 21.1	10/11/2017

V8	Update in items 10.3, 10.8, 11.1, 12.1, 12.5/6, 12.7/8 and 15.7	10/30/2017

V9	Update in items 12.1, 12.5/6 and 12.13.	11/13/2017

V10	Update in items 12.1d, 12.5/6, 12.7/8, 18.8 and 18.12.	12/11/2017

V11	Update in items 15.1, 15.2, 15.3, 15.4, 15.8, 17.1, 17.5, 19.1, 19.2 and 19.3.	12/27/2017

V12	Update items 15.1, 15.2, 15.3, 15.4, 15.8, 19.2 and 19.3.	01/12/2018

ITEM 15. CONTROL AND ECONOMIC GROUP

15.1. Identify the stockholder or group of controlling stockholders, indicating for each one of them:

15.2. In a table, a list including the information below about stockholders or groups of stockholders that act jointly or represent the same interests, with an interest equal to or higher than 5% in the same class or type of shares, and that are not mentioned in item 15.1:

BASE DATE
12.31.2017
Itaú Unibanco Holding S.A.	EO	%	EP	%	Total	%
IUPAR - Itaú Unibanco Participações S.A.	1,709,389,603	51.48840	-	-	1,709,389,603	26.095502
Nationality: Brazilian
CNPJ 04.676.564/0001-08
Itaúsa - Investimentos Itaú S.A.	1,295,937,718	39.03484	112,882	0.003494	1,296,050,600	19.785478
Nationality: Brazilian
CNPJ 61.532.644/0001-15
BlackRock, INC	-	-	233,283,398	7.221137	233,283,398	3.561299
Nationality: American
Treasury Shares	14,424,206	0.43447	71,549,714	2.211989266	85,883,920	1.311102
Others	300,199,585	9.04229	2,925,707,332	90.563380	3,225,906,917	49.246619
Total	3,319,951,112	100.000000	3,230,563,326	100.000000	6,550,514,438	100.000000

BASE DATE SINCE 02.27.2009
IUPAR - Itaú Unibanco Participações S.A.	Common shares	%	Preferred shares	%	Total	%
Itaúsa - Investimentos Itaú S.A.	355,227,092	50.000000	350,942,273	100.000000	706,169,365	66.532101
Nationality: Brazilian
CNPJ 61.532.644/0001-15
Cia. E. Johnston de Participações	355,227,092	50.000000	-	-	355,227,092	33.467899
Nationality: Brazilian
CNPJ 04.679.283/0001-09
Total	710,454,184	100.000000	350,942,273	100.000000	1,061,396,457	100.000000

BASE DATE 04.29.2016
Companhia E. Johnston de Participações	Common shares	%	Preferred shares	%	Total	%
Fernando Roberto Moreira Salles	1,380	25.000000	2,760	25.000000	4,140	25.000000
Nationality: Brazilian
CPF 002.938.068-53
João Moreira Salles	1,380	25.000000	2,760	25.000000	4,140	25.000000
Nationality: Brazilian
CPF 667.197.397-00
Pedro Moreira Salles	1,380	25.000000	2,760	25.000000	4,140	25.000000
Nationality: Brazilian
CPF 551.222.567-72
Walther Moreira Salles Júnior	1,380	25.000000	2,760	25.000000	4,140	25.000000
Nationality: Brazilian
CPF 406.935.467-00
Total	5,520	100.000000	11,040	100.000000	16,560	100.000000

BASE DATE SINCE
11.09.2017
Itaúsa - Investimentos Itaú S.A.	Common shares	%	Preferred shares	%	Total	%
Companhia ESA	29,583,348	1,047761	25,439	0.000547	29,608,787	0.396177
Nationality: Brazilian
CNPJ 52.117.397/0001-08
Fundação Itaú Social	329,845,956	11.682233	6,701,241	0.144108	336,547,197	4.503129
Nationality: Brazilian
CNPJ 59.573.030/0001-30
Fundação Antonio e Helena Zerrenner – Instituição Nacional de Beneficiência	433,968,885	15.369980	2,239,970	0.048170	436,208,855	5.836640
Nationality: Brazilian
CNPJ 60.480.480/0001-67
O. E. Setubal S.A.	6	0.000001	-	-	6	0.000000
Nationality: Brazilian
CNPJ 61.074.456/0001-90
Rudric ITH S.A.	233,828,158	8.281548	147,158,174	3.164592	380,986,332	5.097742

Nationality: Brazilian
CNPJ 67.569.061/0001-45
Alfredo Egydio Arruda Villela Filho	358,093,324	12.682677	190,012,375	4.086159	548,105,699	7.333862
Nationality: Brazilian
CPF 066.530.838-88
Ana Lúcia de Mattos Barreto Villela	358,093,298	12.682676	177,146,351	3.809479	535,239,649	7.161709
Nationality: Brazilian
CPF 066.530.828-06
Ricardo Villela Marino	63,504,866	2.249167	37,161,345	0.799144	100,666,211	1.346952
Nationality: Brazilian
CPF 252.398.288-90
Rodolfo Villela Marino	63,558,069	2.251051	37,235,970	0.800748	100,794,039	1.348662
Nationality: Brazilian
CPF 271.943.018-81
Paulo Setubal Neto	114,316,595	4.048778	24,297,324	0.522507	138,613,919	1.854707
Nationality: Brazilian
CPF 638.097.888-72

Carolina Marinho Lutz Setubal	2,020	0.000072	-	-	2,020	0.000027
Nationality: Brazilian
CPF 077.540.228-18
Julia Guidon Setubal	2,020	0.000072	-	-	2,020	0.000027
Nationality: Brazilian
CPF 336.694.358-08
Paulo Egydio Setubal	2,020	0.000072	-	-	2,020	0.000027
Nationality: Brazilian
CPF 336.694.318-10
Maria Alice Setubal	62,150,121	2.201186	35,857,917	0.771114	98,008,038	1.311385
Nationality: Brazilian
CPF 570.405.408-00
Fernando Setubal Souza e Silva	2,020	0.000072	-	-	2,020	0.000027
Nationality: Brazilian
CPF 311.798.878-59
Guilherme Setubal Souza e Silva	2,125	0.000075	150,456	0.003236	152,581	0.002042
Nationality: Brazilian
CPF 269.253.728-92

Tide Setubal Souza e Silva Nogueira	2,446	0.000087	602,786	0.012963	605,232	0.008098
Nationality: Brazilian
CPF 296.682.978-81
Olavo Egydio Setubal Júnior	101,190,549	3.583890	28,027,409	0.602721	129,217,958	1.728985
Nationality: Brazilian
CPF 006.447.048-29
Bruno Rizzo Setubal	2,020	0.000072	-	-	2,020	0.000027
Nationality: Brazilian
CPF 299.133.368-56
Camila Setubal Lenz Cesar	2,021	0.000072	1,947	0.000042	3,968	0.000053
Nationality: Brazilian
CPF 350.572.098-41
Luiza Rizzo Setubal Kairalla	2,024	0.000072	7,938	0.000171	9,962	0.000133
Nationality: Brazilian
CPF 323.461.948-40
Roberto Egydio Setubal	100,798,683	3.570011	29,373,250	0.631663	130,171,933	1.741750
Nationality: Brazilian
CPF 007.738.228-52

Mariana Lucas Setubal	2,020	0.000072		-	2,020	0.000027
Nationality: Brazilian
CPF 227.809.998-10
Paula Lucas Setubal	2,020	0.000072		-	2,020	0.000027
Nationality: Brazilian
CPF 295.243.528-69
José Luiz Egydio Setubal	92,081,190	3.261262	25,454,028	0.547381	117,535,218	1.572666
Nationality: Brazilian
CPF 011.785.508-18
Beatriz de Mattos Setubal da Fonseca	2,737,879	0.096968	80	0.000002	2,737,959	0.036635
Nationality: Brazilian
CPF 316.394.318-70
Gabriel de Mattos Setubal	2,737,879	0.096968	80	0.000002	2,737,959	0.036635
Nationality: Brazilian
CPF 348.338.808-73
Olavo Egydio Mutarelli Setubal	2,737,879	0.096968	80	0.000002	2,737,959	0.036635
Nationality: Brazilian
CPF 394.635.348-73

Alfredo Egydio Setubal	100,336,439	3.553640	27,157,563	0.584015	127,494,002	1.705918
Nationality: Brazilian
CPF 014.414.218-07
Alfredo Egydio Nugent Setubal	2,020	0.000072	-	-	2,020	0.000027
Nationality: Brazilian
CPF 407.919.708-09
Marina Nugent Setubal	2,020	0.000072	-	-	2,020	0.000027
Nationality: Brazilian
CPF 384.422.518-80
Ricardo Egydio Setubal	100,290,486	3.552012	27,926,668	0.600555	128,217,154	1.715594
Nationality: Brazilian
CPF 033.033.518-99
Marcelo Ribeiro do Valle Setubal	2,051	0.000073	46,745	0.001005	48,796	0.000653
Nationality: Brazilian
CPF 230.936.378-21
Rodrigo Ribeiro do Valle Setubal	2,051	0.000070	46,745	0.001005	48,796	0.000653
Nationality: Brazilian
CPF 230.936.298-02

Patricia Ribeiro do Valle Setubal	2,051	0.000073	46,746	0.001005	48,796	0.000653
Nationality: Brazilian
CPF 230.936.328-62
BlackRock, INC	-	-	229,620,576	4.937922	229,620,576	3.072410
Other	273,597,165	9.690053	3,623,846,947	77.929742	3,897,444,112	52.149278
Total	2,823,483,724	100.0000000	4,650,146,149	100.0000000	7,473,629,873	100.0000000

BASE DATE SINCE
11.09.2017
Companhia ESA	Common shares	%	Total	%
O. E. Setubal S.A.	6	0.000001	6	0.000001
Nationality: Brazilian
CNPJ 61.074.456/0001-90
Rudric ITH S.A.	233,828,158	13.312252	233,828,158	13.312252
Nationality: Brazilian
CNPJ 67.569.061/0001-45
Alfredo Egydio Arruda Villela Filho	358,093,324	20.386887	358,093,324	20.386887
Nationality: Brazilian
CPF 066.530.838-88
Ana Lúcia de Mattos Barreto Villela	358,093,298	20.386886	358,093,298	20.386886
Nationality: Brazilian
CPF 066.530.828-06
Ricardo Villela Marino	63,504,866	3.615445	63,504,866	3.615445
Nationality: Brazilian
CPF 252.398.288-90
Rodolfo Villela Marino	63,558,069	3.618474	63,558,069	3.618474
Nationality: Brazilian
CPF 271.943.018-81
Paulo Setubal Neto	114,316,595	6.508247	114,316,595	6.508247
Nationality: Brazilian
CPF 638.097.888-72
Carolina Marinho Lutz Setubal	2,020	0.000115	2,020	0.000115
Nationality: Brazilian
CPF 077.540.228-18
Julia Guidon Setubal	2,020	0.000115	2,020	0.000115
Nationality: Brazilian
CPF 336.694.358-08
Paulo Egydio Setubal	2,020	0.000115	2,020	0.000115
Nationality: Brazilian
CPF 336.694.318-10
Maria Alice Setubal	62,150,121	3.538317	62,150,121	3.538317
Nationality: Brazilian
CPF 570.405.408-00
Fernando Setubal Souza e Silva	2,020	0.000115	2,020	0.000115
Nationality: Brazilian
CPF 311.798.878-59
Guilherme Setubal Souza e Silva	2,125	0.000121	2,125	0.000121
Nationality: Brazilian
CPF 269.253.728-92
Tide Setubal Souza e Silva Nogueira	2,446	0.000139	2,446	0.000139
Nationality: Brazilian
CPF 296.682.978-81
Olavo Egydio Setubal Júnior	101,190,549	5.760958	101,190,549	5.760958
Nationality: Brazilian
CPF 006.447.048-29

Bruno Rizzo Setubal	2,020	0.000115	2,020	0.000115
Nationality: Brazilian
CPF 299.133.368-56
Camila Setubal Lenz Cesar	2,021	0.000115	2,021	0.000115
Nationality: Brazilian
CPF 350.572.098-41
Luiza Rizzo Setubal Kairalla	2,024	0.000115	2,024	0.000115
Nationality: Brazilian
CPF 323.461.948-40
Roberto Egydio Setubal	100,798,683	5.738648	100,798,683	5.738648
Nationality: Brazilian
CPF 007.738.228-52
Mariana Lucas Setubal	2,020	0.000115	2,020	0.000115
Nationality: Brazilian
CPF 227.809.998-10
Paula Lucas Setubal	2,020	0.000115	2,020	0.000115
Nationality: Brazilian
CPF 295.243.528-69
José Luiz Egydio Setubal	92,081,190	5.242346	92,091,190	5.242346
Nationality: Brazilian
CPF 011.785.508-18
Beatriz de Mattos Setubal da Fonseca	2,737,879	0.155872	2,737,879	0.155872
Nationality: Brazilian
CPF 316.394.318-70
Gabriel de Mattos Setubal	2,737,879	0.155872	2,737,879	0.155872
Nationality: Brazilian
CPF 348.338.808-73
Olavo Egydio Mutarelli Setubal	2,737,879	0.155872	2,737,879	0.155872
Nationality: Brazilian
CPF 394.635.348-73
Alfredo Egydio Setubal	100,336,439	5.712332	100,336,439	5.712332
Nationality: Brazilian
CPF 014.414.218-07
Alfredo Egydio Nugent Setubal	2,020	0.000115	2,020	0.000115
Nationality: Brazilian
CPF 407.919.708-09
Marina Nugent Setubal	2,020	0.000115	2,020	0.000115
Nationality: Brazilian
CPF 384.422.518-80
Ricardo Egydio Setubal	100,290,486	5.709715	100,290,486	5.709715
Nationality: Brazilian
CPF 033.033.518-99
Marcelo Ribeiro do Valle Setubal	2,051	0.000117	2,051	0.000117
Nationality: Brazilian
CPF 230.936.378-21
Patricia Ribeiro do Valle Setubal	2,051	0.000117	2,051	0.000117
Nationality: Brazilian
CPF 230.936.328-62
Rodrigo Ribeiro do Valle Setubal	2,051	0.000117	2,051	0.000117

Nationality: Brazilian
CPF 230.936.298-02

Total	1,756,488,370	100.000000	1,756,488,370	100.000000

BASE DATE SINCE
04.30.2013
O. E. Setubal S.A.	Common shares	%	Total	%
Paulo Setubal Neto	100,000	14.285715	100,000	14.285715
Nationality: Brazilian
CPF 638.097.888-72
Maria Alice Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 570.405.408-00
Olavo Egydio Setubal Júnior	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 006.447.048-29
Roberto Egydio Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 007.738.228-52
José Luiz Egydio Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 011.785.508-18
Alfredo Egydio Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 014.414.218-07
Ricardo Egydio Setubal	100,000	14.285715	100,000	14.285715
Nationality: Brazilian
CPF 033.033.518-99
Total	700,000	100.000000	700,000	100.000000

BASE DATE SINCE
05.30.2016
Rudric ITH S.A.	Common shares	%	Total	%
Maria de Lourdes Egydio Villela	2	0.0000002	2	0.0000002
Nationality: Brazilian
CPF 007.446.978-91
Ricardo Villela Marino	458,896,903	49.9999999	458,896,903	49.9999999
Nationality: Brazilian
CPF 252.398.288-90
Rodolfo Villela Marino	458,896,903	49.9999999	458,896,903	49.9999999
Nationality: Brazilian
CPF 271.943.018-81
Total	917,793,808	100.00000000	917,793,808	100.00000000

15.3 – Distribution of Capital

15.3. In a table, describe the general distribution of capital, as determined in the last annual general stockholders' meeting

a) number of individual shareholders

b) number of corporate shareholders (excluding the corporate shareholder that is an institutional investor.)

c) number of institutional investors

d) number of outstanding shares, by class and type

Date of last general meeting/ Date of last update	04.19.2017

Number of stockholders - individuals	108,853

Number of stockholders - companies	11,591

Number of institutional investors	1,039

Outstanding shares

Outstanding shares correspond to the Issuer's total shares, except for those held by the parent company, the people related to the latter, the Issuer's management members, and treasury shares.

Number of common shares (units)	258,256,503	7.779000%

Number of preferred shares (units)	3,134,142,191	97.015000%

Total	3,392,398,694	51.788000%

15.4. Please insert a flowchart of the stockholders of the issuer and the economic group in which the issuer is included, identifying:

a) all direct and indirect controlling stockholders, and, should the issuer wish, stockholders owning an interest equal to or higher than 5% in a class or type of shares

Família Moreira Salles
Família Egydio de Souza Aranha
Free Float (1) (*)
100,00% Total
62,46% ON
16,94% PN
34,14% Total
37,54% ON
83,06% PN
65,86% Total
Cia. E. Johnston de Participações
Itaúsa – Investimentos Itaú S.A.
50,00% ON
100,00% PN
66,53% Total
IUPAR - Itaú Unibanco Participações
50,00 % ON
33,47% Total
38,66% ON
19,69% Total
Free Float (2) (*)
51,00% ON
25,96% Total
Itaú Unibanco Holding S.A.
7,77% ON
97,01% PN
51,78% Total
(3)
99,24% Total
Aco Ltda.
22,45% Total
Itaú CorpBanca S.A.
100,00% Total
Banco Itaú Uruguay S.A.
99,99% ON "A"
100,00% PN
99,99%Total
Banco Itaú BBA S.A.
100,00% ON
100,00% PN
100,00%Total
Itaú BBA Participações S.A.
100,00% Total
OCA S.A.
100,00% Total
Itaú Chile Holdings Inc.
(em liquidação)
100,00% ON
100,00% PN
100,00%Total
Itaú Unibanco S.A.
0,01% ON
0,00% PN
0,01%Total
99,99% ON
100,00% PN
99,99%Total
Itaú Corretora de Valores S.A.
0,01% ON
0,00% PN
0,01%Total
99,99% ON
100,00% PN
99,99%Total
Banco Itaucard S.A.
99,99% Total
Bicsa Holdings, Ltd.
100,00% Total
Oca Casa Financeira S.A.
(em liquidação)

(1) Date: 11.30.2017.

(2) Date: 12.31.2017.

Percentage do not include treasury shares

(*) In addition to treasury shares, percentage do not include the interest held by controlling stockholders.

(3) Date: 12.31.2016.

Direct and indirect subsidiaries

a) Direct and indirect controlling stockholders

Direct controlling stockholders
Itaúsa - Investimentos Itaú S.A.
IUPAR - Itaú Unibanco
Participações S.A.
Indirect controlling stockholders
Alfredo Egydio Arruda Villela Filho
Alfredo Egydio Nugent Setubal
Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Beatriz de Mattos Setubal da Fonseca
Bruno Rizzo Setubal
Camila Setubal Lenz Cesar
Carolina Marinho Lutz Setubal
Cia. E.Johnston de Participações
Companhia ESA
Fernando Roberto Moreira Salles
Fernando Setubal Souza e Silva
Gabriel de Mattos Setubal
Guilherme Setubal Souza e Silva
João Moreira Salles
José Luiz Egydio Setubal
Julia Guidon Setubal
Luiza Rizzo Setubal Kairalla
Marcelo Ribeiro do Valle Setubal
Maria Alice Setubal
Maria de Lourdes Egydio Villela
Mariana Lucas Setubal
Marina Nugent Setubal
O.E. Setubal S.A.
Olavo Egydio Setubal Júnior
Olavo Egydio Mutarelli Setubal
Patrícia Ribeiro do Valle Setubal
Paula Lucas Setubal
Paulo Egydio Setubal
Paulo Setubal Neto
Pedro Moreira Salles
Ricardo Egydio Setubal
Ricardo Villela Marino
Roberto Egydio Setubal
Rodolfo Villela Marino
Rodrigo Ribeiro do Valle Setubal
Rudric ITH S.A.
Tide Setubal Souza e Silva Nogueira
Walther Moreira Salles Júnior

b) Issuer's main subsidiary and affiliated companies

c) Issuer's ownership interest in the group's companies

d) Group companies' ownership interest in the Issuer

e) Main companies under common control

The table below refers to items "b" and "e" above:

	Participation on	Share	Subsidiary or
In Brazil	voting capital (%)	Capital (%)	affiliated
Itaú Unibanco S.A.	100.00	100.00	Subsidiary
Banco Itaú BBA S.A.	99.99	99.99	Subsidiary
Banco Itaucard S.A.	99.99	99.99	Subsidiary
Itaú Administração Previdenciária Ltda.	0.00	0.00	Subsidiary
Itaú BBA Participações S.A.	100.00	100.00	Subsidiary
Itaú Corretora de Valores S. A.	99.99	99.99	Subsidiary
Itaú Seguros S.A.	0.00	0.00	Subsidiary
IU Seguros S.A.	0.00	0.00	Subsidiary
ITB Holding Brasil Participações Ltda.	0.00	0.00	Subsidiary
Abroad
Itaú CorpBanca S.A.	22.45	22.45	Subsidiary
Itaú Chile Holdings, Inc.	100.00	100.00	Subsidiary
Banco Itaú Uruguay S.A.	100.00	100.00	Subsidiary
Bicsa Holdings, Ltd.	99.99	99.99	Subsidiary
OCA S.A.	100.00	100.00	Subsidiary
OCA Casa Financiera S.A.	100.00	100.00	Subsidiary
ACO Ltda.	99.24	99.24	Subsidiary
Topaz Holding Ltd.	0.00	0.00	Subsidiary

15.8 Other relevant information

Additional Information on items 15.1/15.2

a) Regarding the stockholding position of stockholder BlackRock, Inc. (“BlackRock”), the Company informed that on March 30, 2011 it received the information that, as provided for in Article 12, CVM Instruction No. 358/2002, as amended by CVM Instruction No.568/2015, as investment manager of some of its clients, BlackRock acquired 159,335,737 preferred shares issued by Itaú Unibanco Holding.

Considering the several corporate events in the Company since the interest acquisition, we present below the changes in the BlackRock’s stockholding position, which represents 7.221137% of preferred shares and 3.561299% of BlackRock’s capital stock.

STATEMENT OF CHANGES IN BLACROCK'S STOCKHOLDING POSITION

		BEGINNING
DATE	EVENT	BALANCE	EVENT	END BALANCE
03.30.2011	Beginning balance at 03.30.2011, as provided by BlackRock (*)	159,335,737	-	159,335,737
11.01.2011	Stock split/reverse split, according to notice of 09.01.2011	159,335,737	159,335,700	159,335,700
04.19.2013	10% Bonus Share (ASM of 04.19.2013)	159,335,700	15,933,570	175,269,270
06.11.2014	10% Bonus Share (ASM of 04.23.2014)	175,269,270	17,526,927	192,796,197
07.31.2015	10% Bonus Share (ASM of 04.29.2015)	192,796,197	19,279,620	212,075,817
10.21.2016	10% Bonus Share (ASM of 09.14.2016)	212,075,817	21,207,581	233,283,398

(*) Ownership interest at base date 08.19.2010, as provided by the Stockholder on March 30, 2011.

b) The Annual and Extraordinary General Stockholders’ Meeting held on April 27, 2016 resolved on the cancellation of 100,000,000 preferred book-entry shares, issued by the Company and held as treasury stock, without reduction in the value of the capital stock, and acquired through the Share Buyback Programs approved by the Company’s Board of Directors. This cancellation was approved by the Central Bank of Brazil on June 7, 2016.

c) On December 15, 2017, the Board of Directors resolved to cancel the 31,793,105 common book-entry shares, of its own stock and held as treasury stock, without the reduction of the capital amount, acquired by the Company by means of the buyback program authorized by Board of Directors on August 31, 2017. As a result of this cancellation, the capital amounting to R$ 97,148,000,000.00 now comprises 6,550,514,438 book-entry shares with no par value, 3,319,951,112 of which are common shares and 3,230,563,326 are preferred shares, and the resulting changes in the Bylaws will be resolved upon in the next General Stockholders’ Meeting.

Additional Information on item 15.3

The number of individual and corporate stockholders and institutional investors stated in item 15.3 hereof refers to the December 31, 2016 base date.

The number of outstanding shares stated in item 15.3 hereof refers to the December 31, 2017 base date.

ITEM 19. REPURCHASE PLANS AND TREASURY SECURITIES

19.1 - Information on issuer's repurchase plans

Date of resolution	Repurchase period	Reserves and profits available (Brazilian reais)	Type	Class	Number of shares expected (Unit)	% in relation to outstanding shares	Number of shares acquired/approved (Unit)	Average purchase price	Quoting factor	% of shares acquired
12/15/2017	12/20/2017 to	0.00	Common		28,616,649	9.990000	14,421,132	37.00	R$ per unit	50.394000
	06/19/2019		Preferred		50,000,000	1.550000	0	0.00	R$ per unit	0.000000

Other characteristics: Note: 1) Capital Reserves/Reserve of Goodwill on the Issue of Shares and Revenue Reserve/Reserve for Working Capital.

Date of resolution	Repurchase period	Reserves and profits available (Brazilian reais)	Type	Class	Number of shares expected (Unit)	% in relation to outstanding shares	Number of shares acquired/approved (Unit)	Average purchase price	Quoting factor	% of shares acquired
08/31/2017	09/01/2017 to	0.00	Common		31,793,134	10.000000	31,793,105	37.00	R$ per unit	99.999908
	11/26/2018		Preferred		39,155,000	1.220000	0	0.00	R$ per unit	0.000000

Other characteristics: Note: 1) Capital Reserves/Reserve of Goodwill on the Issue of Shares and Revenue Reserve/Reserve for Working Capital. 2) Purchase of 31,793,105 shares until 12.20.2017. 3) Terminated by antecipation of the Meeting of the Board of Directors of December 15, 2017.

Date of resolution	Repurchase period	Reserves and profits available (Brazilian reais)	Type	Class	Number of shares expected (Unit)	% in relation to outstanding shares	Number of shares acquired/approved (Unit)	Average purchase price	Quoting factor	% of shares acquired
05/25/2017	05/26/2017 to	0.00	Common		10,000,000	3.150000	0	0.00	R$ per unit	0.000000
	11/26/2018		Preferred		50,000,000	1.560000	10,845,000	35.95	R$ per unit	21.690000

Other characteristics: Note: 1) Capital Reserves/Reserve of Goodwill on the Issue of Shares and Revenue Reserve/Reserve for Working Capital; 2) Purchase of 10,845,000 shares until 12.20.2017. 3) Terminated by antecipation of the Meeting of the Board of Directors of August 31, 2017.

Date of resolution	Repurchase period	Reserves and profits available (Brazilian reais)	Type	Class	Number of shares expected (Unit)	% in relation to outstanding shares	Number of shares acquired/approved (Unit)	Average purchase price	Quoting factor	% of shares acquired
02/01/2016	02/03/2016 to	0.00	Common		10,000,000	3.474074	0	0.00	R$ per unit	0.000000
	08/02/2017		Preferred		50,000,000	1.756396	49,787,900	34.82	R$ per unit	99.576000

Other characteristics: Note: 1) Capital Reserves/Reserve of Goodwill on the Issue of Shares and Revenue Reserve/Reserve for Working Capital; 2) Purchase of 38,087,900 shares in the period from 02.03.2016 to 04.30.2017; 3) Purchase of 49,787,900 shares in the period from 02.03.2016 to 05.24.2017; 4) % in relation to outstanding shares: calculated based on concept of constant outstanding shares in Level 1 Corporate Governance. 5) Terminated by antecipation of the Meeting of the Board of Directors of May 25, 2017.

Date of resolution	Repurchase period	Reserves and profits available (Brazilian reais)	Type	Class	Number of shares expected (Unit)	% in relation to outstanding shares	Number of shares acquired/approved (Unit)	Average purchase price	Quoting factor	% of shares acquired
08/27/2015	08/28/2015 to	0.00	Common		11,000,000	3.822281	0	0.00	R$ per unit	0.000000
	08/26/2016		Preferred		50,000,000	1.711276	49,980,000	27.33	R$ per unit	99.960000

Other characteristics: Note: 1) Capital Reserves / Reserve of Goodwill on Issuance of Shares and Revenue Reserves/ Reserve for Working Capital Increase; 2) Purchase of 41,990,000 shares in the period from 08.28.2015 to 12.31.2015; 3) Purchase of 49,980,000 shares in the period from 08.28.2015 to 01.15.2016; 4) % in relation to outstanding shares: calculated based on concept of constant outstanding shares in Level I Corporate Governance; 5) Early termination at the Board of Directors’ Meeting held on February 1, 2016.

Date of resolution	Repurchase period	Reserves and profits available (Brazilian reais)	Type	Class	Number of shares expected (Unit)	% in relation to outstanding shares	Number of shares acquired/approved (Unit)	Average purchase price	Quoting factor	% of shares acquired
07/30/2015	08/05/2015 to	0.00	Common		11,000,000	4.206117	0	0.00	R$ per unit	0.000000
	08/04/2016		Preferred		55,000,000	2.066282	30,380,000	27.11	R$ per unit	55.236363

Other characteristics: Note: 1) Capital Reserve/Reserve of Goodwill on the Issue of Shares and Revenue Reserve/Reserve for Working Capital; 2) % in relation to outstanding shares: calculated based on concept of constant outstanding shares in Level I Corporate Governance; 3) Early termination at the Board of Directors’ Meeting held on August 27, 2015.

Date of resolution	Repurchase period	Reserves and profits available (Brazilian reais)	Type	Class	Number of shares expected (Unit)	% in relation to outstanding shares	Number of shares acquired/approved (Unit)	Average purchase price	Quoting factor	% of shares acquired
11/27/2014	12/16/2014 to 12/15/2015	0.00	Preferred		50,000,000	1.858944	40,154,000	34.10	R$ per unit	80.306900

Other characteristics: Note: 1) Capital Reserve/Reserve of Goodwill on the Issue of Shares and Revenue Reserve/Reserve for Working Capital; 2) % in relation to outstanding shares: calculated based on concept of constant outstanding shares in Level I Corporate Governance; 3) Early termination at the Board of Directors’ Meeting held on July 30, 2015.

19.2 – Changes in the securities held in treasury:

Due to the bonus shares made in the fiscal year of 12/31/2013, 12/31/2014, 7/17/2015 and on 10/21/2016, we made available a line informing the event. On 04/27/2016, we approved the cancellation of 100,000,000 preferred shares, all book-entry shares, issued by us and held in treasury, and we made available a line informing the event. This event was approved by BACEN on 06/07/2016.

19.3 – Supply other information that the Issuer may deem relevant

Additional information of item 19.2

12/31/2017

Changes	Number (units)	Common shares Weighted average price (R$ Reais)		% in relation to securities of the same class and type
Opening balance	3,074			0.0%
Acquisition	46,214,237	R$	37.06
Disposal	-
Cancellation (**)	(31,793,105)	R$	37.06
Bonus shares	-
Closing balance	14,424,206			0.4%

Changes	Number (units)	Preferred shares Weighted average price (R$ Reais)		% in relation to securities of the same class and type
Opening balance	69,604,462			2.2%
Acquisition (*)	37,982,900	R$	36.25
Disposal	(36,127,648)	R$	29.09
Cancellation (*)	-
Bonus shares	-
Closing balance	71,459,714			2.3%

(*) The repurchase amounts do not include settlement, brokerage and trading fees

07/31/2017

Changes	Number (units)	Common shares Weighted average price (R$ Reais)	% in relation to securities of the same class and type
Opening balance	3,074		0.0%
Acquisition	-
Disposal	-
Bonus shares (**)	-
Closing balance	3,074		0.0%

Changes	Number (units)	Preferred shares Weighted average price (R$ Reais)		% in relation to securities of the same class and type
Opening balance	69,604,462			2.2%
Acquisition (*)	37,982,900	R$	36.25
Disposal	(21,598,143)	R$	27.86
Cancellation (*)	-
Bonus shares (**)	-
Closing balance	85,989,219			2.7%

(*) The repurchase amounts do not include settlement, brokerage and trading fees

12/31/2016

Changes	Number (units)	Common shares Weighted average price (R$ Reais)	% in relation to securities of the same class and type
Opening balance	2,795		0.0%
Acquisition	-
Disposal	-
Bonus shares (**)	279
Closing balance	3,074		0.0%

Changes	Number (units)	Preferred shares Weighted average price (R$ Reais)		% in relation to securities of the same class and type
Opening balance	162,562,650			5.7%
Acquisition (*)	30,640,000	R$	30.13
Disposal	(28,225,583)	R$	26.52
Cancellation (**)	100,000,000
Bonus shares (**)	4,627,395
Closing balance	69,604,462			2.2%

(*) The repurchase amounts do not include settlement, brokerage and trading fees

(**) Approved by the Central Bank of Brazil on 06/07/2016

(**)Approved by the Central Bank of Brazil on 09/23/2016

12/31/2015

Changes	Number (units)	Common shares Weighted average price (R$ Reais)	% in relation to securities of the same class and type
Opening balance	2,541		0.0%
Acquisition	-
Disposal	-
Bonus shares	254
Closing balance	2,795		0.0%

Changes	Number (units)	Preferred shares Weighted average price (R$ Reais)		% in relation to securities of the same class and type
Opening balance	53,828,551			1.9%
Acquisition (*)	111,524,800	R$	28.80
Disposal	(11,216,615)	R$	26.65
Bonus shares	8,425,914
Closing balance	162,562,650			5.7%

(*) The repurchase amounts do not include settlement, brokerage and trading fees

12/31/2014

Changes	Number (units)	Common shares Weighted average price (R$ Reais)	% in relation to securities of the same class and type
Opening balance	2,310		0.0%
Acquisition	-
Disposal	-
Bonus shares	231
Closing balance	2,541		0.0%

Changes	Number (units)	Preferred shares Weighted average price (R$ Reais)		% in relation to securities of the same class and type
Opening balance	68,867,010			2.8%
Acquisition (*)	1,000,000	R$	34.75
Disposal	(21,801,786)	R$	25.75
Bonus shares	5,763,327
Closing balance	53,828,551			1.9%

(*) The repurchase amounts do not include settlement, brokerage and trading fees